Contact

www.linkedin.com/in/
sandeepprakash108 (LinkedIn)
entheo.digital (Company)

Top Skills

Digital Health
Business Strategy
Commercial Models

Languages

Kannada
Spanish (Limited Working)

Sandeep Prakash, Ph.D.

Co-Founder & Chief Scientific Officer @ SoundSelf
Atlanta, Georgia, United States

Summary

Dynamic leader with a unique blend of commercial and R&D
expertise in the mental health and health technology industries.
Recognized for integrating western psychology with indigenous
wellness systems, and for pioneering advancements in XR,
immersive biofeedback systems, and psychedelic health-tech. Adept
at connecting people and ideas, managing stakeholders, and leading
diverse, multidisciplinary teams.

Comprehensive Expertise

• Functional experience in research, marketing, public and investor
relations, regulatory affairs, and strategic business processes
• Therapeutic experience encompassing virtual reality applications,
altered states of consciousness, psychedelic integration, yoga
psychology, and nature-based psychological practice
• Across the development cycle: Early clinical development, late-
stage pipeline, pre-launch, and launched

Core Strengths

• Leadership and Execution: Energizes, activates, and empowers
large, highly diverse teams to deliver business results
• Research: Expertise in all phases of research design and
implementation, including IRB submissions, safety monitoring, data
analysis, coordinating study teams, and manuscript preparation
• Collaboration: Skilled at working with development, product, and
customer success teams, ensuring evidence-based research informs
technology development and customer development
• Effective Stakeholder Management: Quickly builds relationships
and excels in interpersonal relations to promote alignment and
accelerate business results
• Tackling Complexity: Utilizes analytical and problem-solving skills
to clarify goals, identify solutions, respond to change, and navigate
complex processes

• Customer Development: Conceived and implemented strategies to educate the target market about immersive health tech and its role in psychedelic-assisted psychotherapy
• People-Centric Management: Leadership in executing a decentralized management philosophy (Holocracy) to cultivate personnel across all departments
• Sales Expertise: Conceived and implemented sales strategies, led sales calls, and leveraged AI and automation to optimize business operations
• AI Proficiency: Expert in using AI and automation to enhance business efficiency, conduct data analysis, assist in grant writing, and structure complex deals for strategic partnerships
• XR/VR Science: Expert in the literature and industry of immersive technologies, with the ability to forecast therapeutic applications based on extensive knowledge of research literature

To learn more about my current company, visit: www.soundself.com

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Experience

SoundSelf
Co-Founder - Chief Scientific Officer
July 2021 - Present (3 years 8 months)

Building the future of immersive digital therapeutics at SoundSelf

Sandeep Prakash, PhD
Holistic Educator | Transformational Counselor
June 2017 - Present (7 years 9 months)

Transformative classes and retreats. Psychedelic integration, psychology of yoga and advaita vedanta, the nature-based practice of eco-psychology.

INTIEM
Advisor
May 2023 - August 2024 (1 year 4 months)

Globalicaro.com
Founder And Executive Director
January 2008 - April 2016 (8 years 4 months)
USA

Founded and managed a non-profit, volunteer film production and education service. Pioneered medical-ethnomusicological documentary investigation in folk music communities in USA and India, as well as local cross-cultural musical collaborations between immigrant and traditional communities.

Bharath Biotech
Regulatory & Trade Policy Researcher
June 2006 - December 2007 (1 year 7 months)
Bangalore, India

Start-up venture for fresh fruit and vegetable export. Achieved Karnataka State bureaucratic approval process.

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Education

California Institute of Integral Studies
Doctor of Philosophy - PhD, Psychology · (2017 - 2021)

California Institute of Integral Studies
Master's Degree, East-West Psychology · (2014 - 2016)

Shrimath Yoga
Certificate, Yoga Teacher Training/Yoga Therapy · (2014 - 2014)

Swarnabhoomi Academy of Music
Diploma, Music Performance, Western Harmony, Carnatic
Music · (2010 - 2010)

University of North Carolina at Chapel Hill
BA, Economics · (2003 - 2006)